Exhibit 6.6

FORM OF

PROPERTY MANAGEMENT AGREEMENT

This PROPERTY MANAGEMENT AGREEMENT (the “Agreement”) is effective as of [                ], 20[        ] (the “Effective Date”) by and between [                ], LLC a Delaware limited liability company (the “Property Owner”) the owner of [                    ] which consists of [                ] units located at [                                ] and as more particularly described in Exhibit “A” attached hereto and incorporated herein (the “Project”) and Cottonwood Capital Property Management II, LLC, a Delaware limited liability company (the “Property Manager”).

The Property Owner desires to engage the Property Manager to supervise, manage, lease, operate, and maintain the Project.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.      Commencement and Termination Dates.

1.1        Commencement and Termination. The Property Manager’s duties and responsibilities under this Agreement shall begin on the Effective Date.

1.2        Termination. This Agreement shall terminate on the earlier of: (i) the sale of the Project or (ii) December 31, 2024, which may be automatically extended for up to 4 additional 1 year periods if the term of Cottonwood Multifamily REIT II, Inc. a Maryland corporation (the “Company”) is extended as set forth in the Articles of Restatement of the Company (the “Liquidation Date”); provided, however, if the Company has listed its shares on a national exchange, over the counter exchange or the substantial equivalent thereof (as such terms are defined in the Articles of Restatement of the Company) or if the Company is involved in a merger with another entity, the Property Management Agreement shall continue until the Liquidation Date, (iii) a termination as provided in Section 10. Notwithstanding the above, the Property Owner and the Property Manager may elect to extend this Agreement beyond the term set forth above by mutual written agreement.

2.      Property Manager’s Responsibilities.

2.1        Status of the Property Manager. The Property Owner and the Property Manager do not intend to form a joint venture, partnership or similar relationship. Instead, the parties intend that the Property Manager shall act solely in the capacity of an independent contractor for the Property Owner. Nothing in this Agreement shall cause the Property Manager and the Property Owner to be joint venturers or partners of each other, and neither shall have the power to bind or obligate the other party by virtue of this Agreement, except as expressly provided in this Agreement. Nothing in this Agreement shall deprive or otherwise affect the right of the parties to this Agreement to own, invest in, manage or operate, or to conduct business activities that compete with the business of the Project.

2.2        Management.

2.2.1    Generally. The Property Manager shall manage, operate and maintain the Project in a commercially reasonable manner for the tenants thereof, subject to (a) applicable governmental requirements and (b) the terms and provisions of this Agreement. At the expense of the Property Owner, the Property Manager shall keep the Project clean and in good repair, and shall order and supervise the completion of such repairs as may be required, provided that the Property Owner, in a manner reasonably satisfactory to the Property Manager, makes available to the Property Manager sufficient sums to pay the costs thereof.

2.2.2    Responsibility Relating to Loans. In addition to the foregoing, the Property Manager shall have responsibility for interfacing and communicating with the owner and holder of any deed of trust or mortgage upon the Project and its successors and assigns (a “Lender”) and shall: (i) perform all services customarily provided by a property manager, with respect to interfacing with the Lender in connection with the loan secured by such deed of trust or mortgage (“Loan”) and all other documents executed in connection therewith (the “Loan Documents”), including, without limitation, designating changes in address, receiving any and all notices, including, without limitation, default notices on behalf of the Property Owner, requesting and receiving any amounts out of any reserve accounts or escrow accounts maintained by Lender, or its successors and assigns, on account of repairs, capital improvements, tenant improvements, leasing commissions, real estate taxes and assessments and insurance proceeds or otherwise; and (ii) with the consent of the Property Owner, request waivers of provisions under the Loan Documents and negotiate conditions to any such requested waivers that might be granted by the Lender and its successors and assigns, depositing rents or other revenues in any lockbox account maintained under such Loan Documents, receiving into an operating account to be maintained by the Property Manager for the benefit of the Property Owner all disbursements made out of any such lockbox to the Property Owner as the borrower thereunder for the payment of operating expenses of the Project, or otherwise to be made to or to the account of the Property Owner as such borrower, requesting and receiving any amounts out of any reserve accounts or escrow accounts maintained by such Lender on account of repairs, capital improvements, tenant improvements, leasing commissions, real estate taxes and assessments and insurance proceeds or otherwise.

2.3    Employees/Independent Contractors of Property Manager. The Property Manager shall employ, directly or through third party contractors (e.g. employee leasing company) employees and/or independent contractors to enable the Property Manager to manage, operate and maintain the Project. All matters pertaining to the supervision of such employees and independent contractors shall be the responsibility of the Property Manager. All salaries, benefits and positions of employees who perform work in connection with the Project shall be consistent with the Budget (as defined in Section 2.5).

2.4    Compliance with Laws, Mortgages and Other Matters.

2.4.1    The Property Manager shall comply with all applicable local, state and federal laws (collectively “Laws”). The Property Manager may implement such procedures with respect to the Project as the Property Manager may deem advisable for the efficient and economic management and operation thereof. The Property Manager shall pay from the Operating Account (defined in Section 6.1) expenses incurred to remedy violations of Laws. However, the Property Manager shall not be obligated to remedy any violations of Law if sufficient funds are not available in the Operating Account or if the Property Owner does not provide sufficient additional funds to do so.

2.4.2    The Property Manager shall furnish to the Property Owner, promptly after receipt, any notice of violation of any material Laws issued by any governmental entity or any notice of termination or cancellation of any insurance policy.

2.4.3    The Property Manager shall use commercially reasonable efforts to comply with the Loan Documents. The Property Manager shall furnish to the Property Owner, promptly after receipt, any notices of default received from a Lender. The Property Owner shall furnish to the Property Manager, promptly after receipt, any notices of default received from a Lender.

2.5    Budgets.

2.5.1    The Property Manager shall prepare and submit to the Property Owner annually an annual capital and operating budget (“Budget”) for the promotion, operation, leasing, repair, maintenance and improvement of the Project for each calendar year. The Budget for the initial calendar year, preapproved by the Property Owner, is attached hereto as Exhibit “B” and incorporated herein by this reference. The Property Manager shall deliver the Budget for each subsequent calendar year on or prior to December 1st of the calendar year before the budget year, or as soon as possible thereafter. The Property Owner shall have thirty (30) days after delivery of the Budget to approve or disapprove of the Budget. The Property Owner agrees to use its best efforts to approve the Budget. If the Property Owner does not disapprove of the Budget (which disapproval shall be in writing to the Property Manager), or any item therein, within such thirty (30) day specified response period described above, the Property Owner shall have been deemed to have approved the Budget. In the event the approval is not obtained, the Property Owner shall negotiate in good faith with the Property Manager for fifteen (15) days to resolve the issue. If the parties are unable to reach an agreement, the issue shall be resolved by arbitration as set forth in Section 13.5 with the Property Owner on the one hand, and the Property Manager on the other hand; the costs of the arbitration shall be paid by the Project. The Property Manager may proceed under the terms of the proposed Budget for items that are not objected to and may take any action with respect to Permitted Expenditures (as defined in Section 2.5.2 below). In the event that the items that are objected to are operational expenditures, as opposed to capital expenditures, the Property Manager shall be entitled to operate the Project using the prior year’s Budget for such items plus five percent (5%) until approval is obtained. The Property Manager may at any time submit a revised Budget to the Property Owner for its approval, which will be governed by the terms of this Section 2.5.1 and shall continue to operate the Project under the previously approved Budget until the revised Budget is approved. The Property Manager shall provide the Property Owner with such information regarding the Budget as may be, from time to time, reasonably requested by the Property Owner.

2.5.2    The Property Manager shall charge all expenses to the proper account as specified in the Budget, provided that the Property Manager may reallocate savings from one line item to other line items for the benefit of the Property Owner. The Property Manager shall submit (subject to the same procedures as set forth in Section 2.5.1) a revised Budget to the Property Owner before making any expenditure not within the Budget unless the expenditure is (a) less than $25,000, or (b) is, in the Property Manager’s reasonable judgment, required to avoid personal injury, significant property damage, a default under any loan encumbering the Project, a violation of applicable Law or the suspension of a service (collectively, “Permitted Expenditures”).

2.5.3    During each calendar year, in the regular monthly reports sent to the Property Owner, the Property Manager shall inform the Property Owner of any material increases in costs and expenses not foreseen and not included in the Budget within a reasonable time after the Property Manager learns of such changes.

2.5.4    Any controversy arising out of or related to any dispute regarding the Budget as set forth in Section 2.5.1 shall be settled by binding arbitration as provided in Section 13.5.

2.6    Leasing.

2.6.1    The Property Owner hereby approves all Leases, as defined in Section 2.6.2 presently in effect on the date hereof and the Property Manager’s standard lease form, a copy of which is attached hereto and incorporated herein as Exhibit C.

2.6.2    The Property Manager shall use commercially reasonable efforts to obtain tenants for all leasable space in the Project and to renew leases and rental agreements (collectively, “Leases”) as provided herein. The Property Manager shall have the authority to negotiate and execute new and renewal Leases on behalf of the Property Owner. In connection with its leasing efforts, the Property Manager may advertise the Project for lease.

2.6.3    The Property Manager shall not, without the prior written approval of the Property Owner, give free rental or discounts or rental concessions to any employees, officers or shareholders of the Property Manager or anyone related to such employees, officers or shareholders unless such discounts or concessions are disclosed in the Budget or are in lieu of salaries or other benefits to which they would be contractually entitled. The Property Manager shall not lease any space in the Project to itself or to any of its affiliates or subsidiaries.

2.6.4    The Property Manager shall reasonably investigate all prospective tenants, and shall not rent to persons not meeting credit standards reasonable for the market. The Property Manager may, in its discretion, obtain a credit check for all prospective tenants through LexisNexis or a similar service. The Property Manager shall retain such information for the duration of the tenancy, and shall make it available to the Property Owner upon reasonable notice, subject to compliance with any confidentiality restrictions required by any credit check company and any applicable Laws. The Property Manager does not guarantee the accuracy of any such information or the financial condition of any tenant.

2.6.5    The Property Manager and the Property Owner agree that there shall be no intentional discrimination against or segregation of any person or group of persons on account of age, race, color, religion, creed, handicap, sex or national origin in the leasing of the Project, nor shall the Property Manager knowingly permit any such practice or practices of discrimination or segregation with respect to the selection, location, number or occupancy of tenants.

2.6.6    The Property Manager is hereby authorized to execute any and all subordination and non-disturbance agreements, tenant estoppel certificates and tenant notices with respect to the Project, and any and all property tax declaration forms with respect to the acquisition of the Project.

2.7    Collection of Rents and Other Income. Unless otherwise required by any Loan Documents affecting the Project, the Property Manager shall bill all tenants and shall use its commercially reasonable efforts to collect all rent and other charges due and payable from any tenant or from others for services provided in connection with the Project. The Property Manager shall deposit all monies so collected in the Operating Account as defined in Section 6.1.

2.8    Repairs and Maintenance. The Property Manager shall maintain the buildings, appurtenances and common areas of the Project other than areas that are the responsibility of the tenants, including, without limitation, all repairs, cleaning, painting, decorations and alterations, for example electrical, plumbing, carpentry, masonry, elevators and such other routine repairs as are necessary or reasonably appropriate in the course of maintenance of the Project (subject to the limitations of this Agreement). The Property Manager shall pay actual and reasonable expenses for materials and labor for such purposes from the Operating Account.

2.9    Capital Expenditures. The Property Manager, on behalf of the Property Owner, may make any capital expenditure within any Budget approved by the Property Owner without any further consent, provided that the Property Manager follows the bidding procedures prescribed below. All other capital expenditures (other than Permitted Expenditures) shall be subject to submittal of a revised Budget to the Property Owner. Unless the Property Owner specifically waives such requirements, or approves a particular contract, the Property Manager shall award any contract for a capital improvement exceeding $50,000 in cost on the basis of competitive bidding, solicited from a minimum of two (2) written bids. The Property Manager shall accept the bid of the lowest bidder determined by the Property Manager to be responsible, qualified and capable of completing such improvements on a reasonable schedule.

2.10    Service Contracts, Supplies and Equipment.

2.10.1    The Property Manager, on behalf of the Property Owner, may enter into or renew any contract for cleaning, maintaining, repairing or servicing the Project or any of the constituent parts of the Project (including but not limited to contracts for utilities, security or other protection, extermination, landscaping, architectural or engineering services) without the further consent of the Property Owner. Each service contract shall (a) be in the name of the Property Owner or the Property Manager as agent of the Property Owner, (b) be assignable to a successor owner of the Project, and (c) be for a term not to exceed one year unless the circumstances require otherwise in the sole discretion of the Property Manager.

2.10.2    If this Agreement terminates pursuant to Section 10, the Property Manager shall assign to the Property Owner or the nominee of the Property Owner all of the Property Manager’s interest in the service agreements pertaining to the Project or otherwise terminate such service agreements as directed by the Property Owner to the extent the Property Manager and/or Property Owner has the authority to terminate such service agreements.

2.10.3    At the expense of the Property Owner, the Property Manager shall purchase, provide, and pay for any needed janitorial and maintenance supplies, tools and equipment, restroom and toilet supplies, light bulbs, paints, and similar supplies necessary to operate and maintain the Project. Any interest in such supplies and equipment shall be the property of the Property Owner. All such supplies, tools, and equipment generally shall be delivered to and stored at the Project and shall be used only in connection with the management, operation, and maintenance of the Project.

2.10.4    The Property Manager shall use reasonable efforts to purchase all goods, supplies or services at the lowest cost reasonably available from reputable sources.

2.11    Taxes and Mortgages. The Property Manager, unless otherwise requested, shall obtain and verify bills for real estate and personal property taxes, general and special real property assessments and other like charges (collectively “Taxes”) which are, or may become, liens against the Project and appeal such Taxes as the Property Manager may decide, in its reasonable judgment, to be prudent. The Property Manager shall report any such Taxes that materially exceed the amounts contemplated by the Budget to the Property Owner prior to the Property Manager’s payment thereof. The Property Manager, if requested by the Property Owner, will prepare an application for correction of the assessed valuation (in cooperation with the Property Owner) to be filed with the appropriate governmental agency. The Property Manager shall pay, within the time required to obtain discounts, from funds provided by the Property Owner or from the Operating Account, all utilities, Taxes and payments due under each lease, mortgage, deed of trust or other security instrument, if any, affecting the Project. To the extent contemplated by the Budget (as may be revised from time to time), the Property Manager may make any such payments and pay customary rates to tax professionals for related tax services without the additional approval of the Property Owner.

2.12    Miscellaneous Duties. The Property Manager shall (a) maintain at the Property Manager’s office address as set forth in Section 12.1 or at the Project, and readily accessible to the Property Owner, orderly files containing rent records, insurance policies, Leases and subleases, correspondence, receipted bills and vouchers, bank statements, canceled checks, deposit slips, debit and credit memos, and all other documents and papers pertaining to the Project or the operation thereof; (b) provide information about the Project necessary for the preparation and filing by the Property Owner of its income or other tax returns required by any governmental authority, including annual statements,; (c) consider and record tenant service requests in systematic fashion showing the action taken with respect to each; (d) supervise the moving in and out of tenants and, if permitted under the Leases and known to the Property Manager, subtenants; arrange, to the extent possible, the dates thereof to minimize disturbance to the operation of the Project and inconvenience to other tenants; and render an inspection report, an assessment for damages and a recommendation on the disposition of any deposit held as security for the performance by the tenant under its lease with respect to each premises vacated; (e) check all bills received for the services, work and supplies ordered in connection with maintaining and operating the Project and, except as otherwise provided in this Agreement, pay such bills when due and payable; and (f) not knowingly permit the use of the Project for any purpose that might void any policy of insurance held by the Property Owner or that might render any loss thereunder uncollectible. All such records are the property of the Property Owner and will be made available to the Property Owner upon request.

3.      Insurance.

3.1    Insurance.

3.1.1    The Property Manager, at the Property Owner’s expense, will, to the extent available at commercially reasonable rates, obtain and keep in force (or require the tenants under the Leases to obtain and keep in force) adequate insurance against physical damage (such as fire with extended coverage endorsement, boiler and machinery) and against liability for loss, damage or injury to property or persons that might arise out of the occupancy, management, operation or maintenance of the Project, as contemplated by the Budget and any Loan Documents affecting the Project. Such insurance shall be obtained for the Property Owner and shall include the Property Owner as a named insured. The Property Manager shall not be required to obtain terrorism, earthquake or flood insurance unless required by the Loan Documents or otherwise expressly directed to do so by a specific written notice from the Property Owner, but may do so in the Property Manager’s reasonable discretion. The Property Manager shall be a named insured on all property damage insurance and an additional insured on all liability insurance maintained with respect to the Project. In the event the Property Manager receives insurance proceeds for the Project, the Property Manager will take any required actions as set forth in any Loan Documents affecting the Project. In the event that the Property Manager receives insurance proceeds that are not governed by the terms of any Loan Documents affecting the Project, the Property Manager will either (i) use such proceeds to replace, repair or refurbish the Project or (ii) distribute such proceeds to the Property Owner, as directed by the Property Owner. Any insurance proceeds distributed to the Property Owner will be distributed subject to any fees owed to the Property Manager pursuant to this Agreement. The foregoing notwithstanding, in all events the Property Manager will obtain on behalf of the Property Owner, at the Property Owner’s expense, all applicable insurance coverage as may be required by the terms of any Loan Documents.

3.1.2    The Property Owner acknowledges that the Property Manager is not a licensed insurance agent or insurance expert. Accordingly, the Property Manager shall be entitled to rely on the advice of a reputable insurance broker or consultant regarding the proper insurance for the Project.

3.1.3    Subject to the provisions of any Loan Documents, the Property Manager shall investigate and submit, as soon as reasonably practicable, any required reports to the insurance carrier as to all accidents, claims for damage relating to the ownership, operation and maintenance of the Project, any damage to or destruction of the Project and the estimated costs of repair thereof. Subject to the provisions of any Loan Documents, the Property Manager shall settle all claims, including the execution of proofs of loss, the adjustment of losses, signing and collection of receipts and collection of money.

3.2    Contractor’s and Subcontractor’s Insurance. The Property Manager shall require all contractors and subcontractors entering upon the Project to perform services to have insurance coverage at the contractor’s or subcontractor’s expense, in the following minimum amounts or such other amounts as may be required under the terms of any Loan Documents: (a) worker’s compensation – statutory amount; (b) employer’s liability (if required) - $500,000; and (c) comprehensive general liability insurance, including comprehensive auto liability insurance covering the use of all owned, non-owned and hired automobiles, with bodily injury and property damage limits of $750,000 per occurrence. The Property Manager may waive such requirements in its reasonable discretion. The Property Manager shall obtain and keep on file a certificate of insurance which shows that each contractor and subcontractor is so insured.

3.3    Property Manager’s Insurance. The Property Manager shall maintain, at its own expense, errors and omissions insurance, director and officers insurance and employment practices insurance with a minimum of $1,000,000 in coverage. The Property Manager shall also maintain an employee crime policy with a minimum of $50,000 in coverage.

3.4    Waiver of Subrogation. To the extent available at commercially reasonable rates, all property damage insurance policies required hereunder shall contain language whereby the insurance carrier thereunder waives any right of subrogation it may have with respect to the Property Owner or the Property Manager.

4.      Financial Reporting and Record Keeping.

4.1    Books of Accounts. The Property Manager shall maintain adequate and separate books and records for the Project with the entries supported by sufficient documentation to ascertain their accuracy with respect to the Project. The Property Owner agrees to provide to the Property Manager any financial or other information reasonably requested by the Property Manager to carry out its services hereunder. The Property Manager shall maintain such books and records at the Property Manager’s office as set forth in Section 12.1 or at the subcontractor to the Property Manager or at the Project. The Property Manager shall assert such control over accounting and financial transactions as is reasonably necessary to protect the Property Owner’s assets from theft, error or fraudulent activity by the Property Manager’s employees. The Property Manager shall bear the losses arising from the fraud or gross negligence of the Property Manager or any of its employees or agents, including, without limitation, the following: (a) theft of assets by the Property Manager’s employees, principals, or officers or those individuals associated or affiliated with the Property Manager; (b) overpayment or duplicate payment of invoices arising from either fraud or gross negligence, unless credit is subsequently received by the Property Owner within ten (10) days of such overpayment or duplicate payment; (c) overpayment of labor costs arising from either fraud or gross negligence, unless credit is subsequently received by the Property Owner within ten (10) days of such overpayment; (d) overpayment resulting from payment from suppliers to the Property Manager’s employees or agents arising from the purchase of goods or services for the Project; and (e) unauthorized use of facilities by the Property Manager or the Property Manager’s employees or agents.

4.2    Financial Reports. On or about the 20th day following the end of each calendar month, the Property Manager shall furnish to the Property Owner a report of all significant transactions occurring during such prior month. These reports shall include a cash flow statement, a current rent roll and a Property Manager update on the status of the Project. The Property Manager also shall deliver to the Property Owner within sixty (60) days following (i) the end of each calendar year and (ii) the termination of this Agreement, a report showing, in summary form, all collections, delinquencies, uncollectible items, vacancies and other matters pertaining to the management, operation, and maintenance of the Project during the prior year or such applicable portion thereof. The annual report shall also contain a statement of income and expenses, a balance sheet for the Project and such other financial information deemed applicable in the Property Manager’s reasonable discretion. The statement of income and expenses, the balance sheet, and all other financial statements and reports shall be prepared on an accrual basis and in compliance with all reporting requirements relating to the operations of the Project and required under any Loan Documents. If requested by the Property Owner, the Property Manager shall provide financial statements prepared on an accrual basis according, to the extent possible, to generally accepted accounting principles. The Property Manager shall also provide to any lender under any Loan Documents copies of all applicable reports required thereunder that relate to the Project.

4.3    Supporting Documentation. At the expense of the Property Owner, the Property Manager shall maintain and make available at the Property Manager’s office, as set forth in Section 12.1, or at the office of the subcontractor to the Property Manager, at the Project or at a designated office in the region of the Project, copies of the following, if available: (a) all bank statements, bank deposit slips, bank debit and credit memos, canceled checks, and bank reconciliations; (b) detailed cash receipts and disbursement records; (c) trial balance for receivables and payables and billed and unbilled revenue items; (d) rent roll of tenants; (e) paid invoices (or copies thereof); (f) summaries of adjusting journal entries as part of the annual accounting process; (g) supporting documentation for payroll, payroll taxes and employee benefits; (h) appropriate details of accrued expenses and property records; and (i) market study of competition (annually).

4.4    Tax Information. The Property Manager shall provide the Property Owner with sufficient information so that the Property Owner can prepare its income tax returns on the cash method of accounting or, if requested, with appropriate adjustment to convert the information to an accrual basis.

5.      Right to Audit. The Property Owner and its representatives, including the lender under the Loan Documents, may examine all books, records and files maintained for the Property Owner by the Property Manager. Any such party may perform any audit or investigations relating to the Property Manager’s activities at any office of the Property Manager if such audit or investigation relates to the Property Manager’s activities for the Property Owner. Should the Property Owner discover defects in internal controls or errors in record keeping, the Property Manager shall undertake with all appropriate diligence to correct such discrepancies either upon discovery or within a reasonable period of time. The Property Manager shall inform the Property Owner in writing of the action taken to correct any audit discrepancies. Any audit or investigation performed by the Property Owner will be conducted at the Property Owner’s sole expense.

6.      Bank Accounts.

6.1    Operating Account. To the extent funds are not required to be placed in a lockbox pursuant to any Loan Documents affecting the Project, the Property Manager shall deposit all rents and other funds collected from the operation of the Project in a reputable bank or financial institution in a special trust or depository account or accounts for the Project maintained by the Property Manager for the benefit of the Property Owner. The Property Manager shall maintain books and records of the funds deposited in the accounts and withdrawals therefrom (such accounts together with any interest earned thereon, shall collectively be referred to herein as the “Operating Account”). The Property Manager shall maintain, with funds from the Property Owner, the Operating Account so that an amount at least as great as the budgeted expenses for such month is in such Operating Account as of the first of each month. The Property Manager shall pay from the Operating Account, on behalf of the Property Owner, the operating expenses of the Project and any other payments relating to the Project as required by this Agreement. If more than one account is necessary to operate the Project, each account shall have a unique name, except to the extent any Lender requires sub-accounts within any account. All rents and other funds collected in the Operating Account after payment of all operating expenses, debt service and such amounts as may be reasonably determined by the Property Manager to be retained for reserves or improvements, shall, unless otherwise provided by any Loan Documents, be paid to the Property Owner.

6.2    Security Deposit Account. The Property Manager shall open, on behalf of the Property Owner, a separate account at a reputable bank or other financial institution for the purpose of segregating security deposits. The Property Manager shall maintain such account in accordance with applicable law and/or the applicable Loan Documents. The Property Manager shall use the account only to maintain security deposits on behalf of the Property Owner. The Property Manager shall require the bank or financial institution to hold the funds in trust for the Property Owner. The Property Manager shall maintain detailed records of all security deposits deposited, and allow the Property Owner or its designees access to such records. Subject to any contrary terms of any Loan Documents, the Property Manager may return such deposits to any tenant in the ordinary course of business in accordance with the terms of the applicable lease and applicable Law.

6.3    Access to Account. As authorized by signature cards, representatives of the Property Manager shall have access to and may draw upon all funds in the accounts described in Sections 6.1 and 6.2 without the approval of the Property Owner. Additionally, representatives of the Property Manager shall have access to and may draw upon any funds escrowed or held in reserve for capital expenditures without the approval of the Property Owner, provided that the requirements of Section 2.9 and any additional Lender requirements with respect to such amounts are satisfied. The Property Owner may not withdraw funds from such accounts without the Property Manager’s prior written consent, except following the Property Manager’s default after expiration of any applicable notice and cure periods or the termination of this Agreement.

7.      Payment of Expenses.

7.1    Costs Eligible for Payment from Operating Account. The Property Manager shall pay all expenses of the operation, maintenance and repair of the Project contemplated by the Budget directly from the Operating Account or shall be reimbursed by the Property Owner, subject to the conditions set forth in Section 2.5, including the following to the extent applicable: (a) costs of the gross salary and wages or proportional shares thereof, payroll taxes, payroll processing fees, worker’s compensation insurance, employee education, training and certification and all other benefits of employees (for example, on-site personnel) required to manage, operate and maintain the Project properly, adequately, safely and economically, subject to this Agreement, provided that the Property Manager shall not pay such employees in advance; (b) cost to comply with the terms of any Loan Documents and/or to correct the violation of any governmental requirement relating to the leasing, use, repair and maintenance of the Project, or relating to the Laws, if such cost is not the result of the Property Manager’s gross negligence fraud or willful misconduct; (c) actual and reasonable cost of making all repairs, decorations and alterations if such cost is not the result of the Property Manager’s gross negligence or willful misconduct; (d) cost incurred by the Property Manager in connection with all service agreements; (e) cost of collection of delinquent rents collected by a collection agency or attorney; (f) legal support fees and reasonable legal fees of attorneys for the costs of services otherwise provided herein; (g) cost of capital expenditures subject to the restrictions in Section 2.9 and in this Section; (h) cost of printed checks for each account required for the Project and the Property Owner; (i) cost of utilities and costs associated with utility billing; (j) cost of advertising, marketing and resident surveys; (k) cost of printed forms and supplies required for use at the Project; (l) management compensation set forth in Section 9; (m) the cost of tenant improvements to the Project subject to the restrictions in Section 2.9 and this Section 7.1; (n) all hiring, relocation and termination costs for any employees whose salaries and benefits are paid by the Property Owner; (n) brokers’ commissions; (o) debt service; (p) the cost of utilities, services, contractors and insurance; (q) reimbursement of the Property Manager’s out-of-pocket costs and expenses to the extent not prohibited by Section 8; (r) general accounting and reporting services within the reasonable scope of the Property Manager’s responsibility to the Property Owner; (s) cost of forms, papers, ledgers, postage and other supplies and equipment (including computer equipment) used in the Property Manager’s office at any location;(t) computer/information technology (IT) support and the cost of electronic data processing equipment, including personal computers located at the Property Manager’s office at the Project for preparation of reports, information and returns to be prepared by the Property Manager under the terms of this Agreement; (u) cost of electronic data processing provided by computer service companies for preparation of reports, information and returns to be prepared by the Property Manager under the terms of this Agreement, including but not limited to any costs associated with Yardi or similar property management software; (v) travel and entertainment expenses intended to advance the interests of the Project; and (w) cost of routine travel by the Property Manager’s employees or agents to and from Project. In the alternative, the Property Manager may charge a monthly flat fee for the above services, which flat fee is subject to the approval of the Property Owner. All other amounts not directly related to the Project or the Property Owner shall be payable solely by the Property Manager, and shall not be paid out of the Operating Account or reimbursed by the Property Owner.

7.2    Operating Account Deficiency. If there are not sufficient funds in the Operating Account (or any reserve account held by the Lender) to make any required payment, the Property Manager shall notify the Property Owner, if possible, at least ten (10) days prior to any such delinquency so that the Property Owner has an opportunity to deposit sufficient funds into the Operating Account (or, if applicable, any reserve account held by the Lender) to allow for payment prior to the imposition of any penalty or late charge. In no event shall the Property Manager be required to expend any of its own funds for the operation or maintenance of the Project; however, should it do so, the Property Manager shall be entitled to reimbursement from the Property Owner within thirty (30) days after such advance.

7.3    Interest on Funds Advanced or Loaned by the Property Manager. Subject to the approval of the Property Owner, the Property Manager may (but shall not be obligated to) loan funds to the Property Owner in the future, with simple interest thereon at the rate of fifteen percent (15%) per annum (or, if lower, the highest rate permitted by Law). Such loan, if any, shall be full recourse to the Property Owner and must be repaid within thirty (30) days of funding.

8.      Property Manager’s Costs Not To Be Reimbursed.

8.1    Non-Reimbursable Costs. Costs attributable to losses arising from the gross negligence or fraud on the part of the Property Manager, the Property Manager’s agents or employees shall be at the sole cost and expense of the Property Manager and shall not be reimbursed by the Property Owner.

8.2    Litigation. The Property Manager will be responsible for and hold the Property Owner harmless from, all fees, costs, expenses, and damages relating to criminal activity involving employees, disputes with employees for worker’s compensation (to the extent not covered by insurance), discrimination or wrongful termination, including legal fees and other expenses, where it is determined by final judicial determination that such loss, cost or expense was the fault of the Property Manager.

9.      Compensation. The Property Manager and its Affiliates will receive the compensation set forth on Schedule 1.

10.      Termination.

10.1    Termination by Property Owner. The Property Owner shall have the right to terminate this Agreement only upon the following events: (i) because of the gross negligence, willful misconduct or fraud of the Property Manager, (ii) the bankruptcy, insolvency or inability of the Property Manager to meet its obligation as the same come due or (iii) as directed by a Lender pursuant to the terms of any applicable Loan Documents.

10.2    Termination by the Property Manager. The Property Manager shall have the right to terminate this Agreement upon thirty (30) days prior written notice from the Property Manager to the Property Owner indicating its’ termination of the Agreement.

10.3    Termination on Sale.     This Agreement shall automatically terminate upon the sale of the entire Project.

10.4    Final Accounting.     Within forty-five (45) days after termination of this Agreement for any reason, the Property Manager shall deliver to the Property Owner the following: (a) a final accounting, setting forth the balance of income and expenses on the Project as of the date of termination; (b) transfer to any account indicated by the Property Owner any balance or monies of the Property Owner or tenant security deposits held by the Property Manager with respect to the Project (or transfer the accounts in which such sums are held as instructed by the Property Owner); and (c) deliver to a subsequent property manager or other agent indicated by the Property Owner all materials and supplies, keys, books and records, contracts, leases, receipts for deposits, unpaid bills and other papers or documents which pertain to the Project. For a period of forty-five (45) days after such expiration or cancellation for any reason other than the Property Owner’s default, the Property Manager shall be available, through its senior executives familiar with the Project, to consult with and advise the Property Owner or any person or entity succeeding to the Property Owner as owner of the Project or such other person or persons selected by the Property Owner regarding the operation and maintenance of the Project. In addition, the Property Manager shall cooperate with the Property Owner in notifying all tenants of the Project of the expiration and termination of this Agreement, and shall use reasonable efforts to cooperate with the Property Owner to accomplish an orderly transfer of the operation and management of the Project to a party designated by the Property Owner. The Property Manager shall receive its monthly Property Management Fee for such services. The Property Manager shall, at its cost and expense, promptly remove all signs wherever located indicating that it is the Property Manager and replace and repair any damage resulting therefrom. Termination of this Agreement shall not release either party from liability for failure to perform any of the duties or obligations as expressed herein and required to be performed by such party for the period prior to the termination.

10.5    Debts and Obligations of the Property Owner. In the performance of its duties hereunder, the Property Manager and its affiliates, shall act on behalf of the Property Owner solely in their capacity as the Property Owner’s agent. All debts and obligations to third parties incurred by the Property Manager or its affiliates, in relation to the Project, shall be the debts and obligations of the Property Owner, and neither the Property Manager, nor its affiliates, shall be liable for, and shall be indemnified by, the Property Owner for any such debts, liabilities or obligations. The Property Manager and its affiliates shall have no obligation or responsibility to make payments with their own funds on any indebtedness incurred on behalf of the Property Owner or the Project, whether secured by the Project, or any portion thereof. Furthermore, this Agreement shall not be terminated by the Property Owner until all existing debts, liabilities and obligations arising out of any loan or the payment for goods or services on behalf of the Project are paid in full or assumed by a successor property manager; any guarantees entered into or made by the Property Manager, its affiliates, principles or officers on behalf of the Project are extinguished; and all fees owed to the Property Manager and its affiliates have been paid in full.

11.      Conflicts. The Property Manager shall not deal with or engage, or purchase goods or services from, any subsidiary or affiliated company of the Property Manager in connection with the management of the Project for amounts above market rates.

12.      Notices. All notices, demands, consents, approvals, reports and other communications to the Property Owner as provided for in this Agreement shall be in writing and shall be given to the Property Owner as set forth below, or at such other address as they may specify hereafter in writing. All notices, demands, consents, approvals, reports, and other communications to the Property Manager provided for in this Agreement shall be in writing and shall be given to the Property Manager at the address set forth below or at such other address as it may specify hereafter in writing:

To the Property Manager at:

Cottonwood Capital Property Management II, LLC

c/o Cottonwood Residential, Inc.

6340 South 3000 East, Suite 500

Salt Lake City, Utah 84121

Attention: General Counsel

To the Property Owner:

[                     ], LLC

c/o Cottonwood Multifamily REIT II, Inc.

6340 South 3000 East, Suite 500

Salt Lake City, Utah 84121

Attention: General Counsel

Any notice or other communication that is not emailed may be delivered by a recognized overnight delivery service providing a receipt, facsimile transmission or mailed by United States registered or certified mail, return receipt requested, postage prepaid if deposited in a United States Post Office or depository for the receipt of mail regularly maintained by the post office. Notices sent by overnight courier shall be deemed given one (1) business day after mailing; notices sent by registered or certified mail shall be deemed given two (2) business days after mailing; and notices sent by facsimile transmission shall be deemed given as of the date sent (if sent prior to 5:00 p.m. MT and if receipt has been acknowledged by the operator of the receiving machine). Notices sent via e-mail shall be deemed given as of the date sent (if sent prior to 5:00 p.m. MT and if the Property Manager does not receive a “bounce back” notice that the e-mail transmission was not completed).

13.    Miscellaneous.

13.1    Assignment. The Property Manager may not assign this Agreement without the prior written consent of the Property Owner, which consent may be withheld in the Property Owner’s sole and absolute discretion, except with respect to an assignment to an affiliate, including, but not limited to a wholly-owned subsidiary, which shall be permissible under this Agreement.

13.2    Gender. Each gender shall include each other gender. The singular shall include the plural and vice-versa.

13.3    Amendments. Each amendment, addition or deletion to this Agreement shall not be effective unless approved by the parties in writing, except as otherwise provided herein.

13.4    Attorneys’ Fees. In any action or proceeding between the Property Manager and the Property Owner arising from or relating to this Agreement or the enforcement or interpretation hereof, the party prevailing in such action or proceeding shall be entitled to recover from the other party all of its reasonable attorneys’ fees and other costs and expenses of the action or proceeding.

13.5 Binding Arbitration. Any controversy between the parties hereto arising out of or related to this Agreement or the breach thereof shall be settled by arbitration in Salt Lake City, Utah, in accordance with the rules of The American Arbitration Association, and judgment entered upon the award rendered may be enforced by appropriate judicial action. The arbitration panel shall consist of one member, which shall be the mediator if mediation has occurred or shall be a person agreed to by each party to the dispute within thirty (30) days following notice by one party that he or she desires that a matter be arbitrated. If there was no mediation and the parties are unable within such thirty (30) day period to agree upon an arbitrator, then the panel shall be one arbitrator selected by the Denver, Colorado office of The American Arbitration Association, which arbitrator shall be experienced in the area of real estate and limited liability companies and who shall be knowledgeable with respect to the subject matter area of the dispute. The losing party shall bear any fees and expenses of the arbitrator, other tribunal fees and expenses, reasonable attorneys’ fees of both parties, any costs of producing witnesses and any other reasonable costs or expenses incurred by the losing party or the prevailing party or such costs shall be allocated by the arbitrator. The arbitration panel shall render a decision within thirty (30) days following the close of presentation by the parties of their cases and any rebuttal. The parties shall agree within thirty (30) days following selection of the arbitrator to any prehearing procedures or further procedures necessary for the arbitration to proceed, including interrogatories or other discovery; provided, in any event each party shall be entitled to discovery in accordance with applicable Utah law.

13.6    Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Utah without regard to any choice of law rules. Any action relating to or arising out of this Agreement shall be brought only in a court of competent jurisdiction located in Salt Lake City, Utah.

13.7    Headings. All headings are only for convenience and ease of reference and are irrelevant to the construction or interpretation of any provision of this Agreement.

13.8    Representations. The Property Manager represents and warrants that it is or shall become fully qualified and licensed, to the extent required by applicable Law, to manage and lease real estate and perform all obligations assumed by the Property Manager hereunder. The Property Manager shall use reasonable efforts to comply with all such laws now or hereafter in effect. If at any time it is determined that the Property Manager does not have all applicable licenses or qualifications, the Property Manager shall be given a reasonable opportunity to cure such deficiency by obtaining any required licenses or permits.

13.9    Indemnification by Property Manager. The Property Manager shall indemnify, defend and hold the Property Owner and its shareholders, officers, directors, members, partners and employees harmless from any and all claims, demands, causes of action, losses, damages, fines, penalties, liabilities, costs and expenses, including reasonable attorneys’ fees and court costs, sustained or incurred by or asserted against the Property Owner where it is determined by final judicial determination that such loss, cost or expense was the result of the acts of the Property Manager which arise out of the gross negligence, willful misconduct or fraud of the Property Manager, its agents or employees or the Property Manager’s material breach of this Agreement. If any person or entity makes a claim or institutes a suit against the Property Owner on a matter for which the Property Owner claims the benefit of the foregoing indemnification, then (a) the Property Owner shall give the Property Manager prompt notice thereof in writing; (b) the Property Manager may defend such claim or action by counsel of its own choosing provided such counsel is reasonably satisfactory to the Property Owner; and (c) neither the Property Owner nor the Property Manager shall settle any claim without the other’s written consent.

13.10    Indemnification by the Property Owner. The Property Owner shall indemnify, defend and hold the Property Manager and its shareholders, members, partners, officers, directors, managers and employees harmless from any and all claims, demands, causes of action, losses, damages, fines, penalties, liabilities, costs and expenses, including reasonable attorneys’ fees and court costs, sustained or incurred by or asserted against the Property Manager by reason of the operation, management, and maintenance of the Project and the performance by the Property Manager of the Property Manager’s obligations under this Agreement, except those which arise from the Property Manager’s gross negligence, willful misconduct or fraud. If any person or entity makes a claim or institutes a suit against the Property Manager on matters for which the Property Manager claims the benefit of the foregoing indemnification, then (a) the Property Manager shall give the Property Owner prompt notice thereof in writing; (b) the Property Owner may defend such claim or action by counsel of its own choosing provided such counsel is reasonably satisfactory to the Property Manager; (c) neither the Property Manager nor the Property Owner shall settle any claim without the other’s written consent; and (d) this subsection shall not be so construed as to release the Property Owner or the Property Manager from any liability to the other for a breach of any of the covenants agreed to be performed under the terms of this Agreement.

13.11    Complete Agreement. This Agreement shall supersede and take the place of any and all previous agreements entered into between the parties with respect to the Project.

13.12 Severability. If any provisions of this Agreement or application to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement, where the application of such provisions or circumstances other than those as to which it is determined to be invalid or unenforceable shall not be affected thereby, and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

13.13    No Waiver. The failure by any party to insist upon the strict performance of, or to seek remedy of, any one of the terms or conditions of this Agreement or to exercise any right, remedy, or election set forth herein or permitted by law shall not constitute or be construed as a waiver or relinquishment for the future of such term, condition, right, remedy or election, but such item shall continue and remain in full force and effect. All rights or remedies of the parties specified in this Agreement and all other rights or remedies that they may have at law, in equity or otherwise shall be distinct, separate and cumulative rights or remedies, and no one of them, whether exercised or not, shall be deemed to be in exclusion of any other right or remedy of the parties.

13.14    Binding Effect. This Agreement shall be binding and inure to the benefit of the parties and their respective successors and assigns.

13.15    Counterparts. This Agreement may be executed in several counterparts, which when executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

13.16    Waiver of Right to Jury Trial. THE PROPERTY OWNER AND THE PROPERTY MANAGER EACH KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE TO THE EXTENT PERMITTED BY LAW, TRIAL BY JURY IN ANY ACTIONS BROUGHT BY OR AGAINST THE PROPERTY OWNER OR THE PROPERTY MANAGER IN CONNECTION WITH THIS AGREEMENT.

IN WITNESS WHEREOF the parties hereby execute this Agreement to be effective as of the date set forth above.

PROPERTY MANAGER:

Cottonwood Capital Property Management II, LLC, a Delaware limited liability company

By:	Cottonwood Capital Holdings, LLC, a Delaware limited liability company, its sole member

By:	Cottonwood Capital Management, Inc., a Delaware corporation, its sole member

By:
Name:
Title:

PROPERTY OWNER:

[ ] LLC, a Delaware limited liability company

By:
Name:
Title:

SCHEDULE 1

FEES TO PROPERTY MANAGER & AFFILIATES

The Property Manager and its Affiliates will receive the following compensation:

●        Property Management Fee.   The Property Manager, or an affiliate, shall receive, for its services in managing the day-to-day operations of the Project in accordance with the terms of this Agreement, an annual property management fee (the “Property Management Fee”) equal to 3.5% of the Gross Revenues (as defined below) and prorated for any partial year, payable in monthly installments, which Property Management Fee shall be in addition to any out-of-pocket and on-site personnel costs that are reimbursable pursuant to Section 7. “Gross Revenues” shall be all gross billings from the operations of the Project including rental receipts, late fees, application fees, pet fees, damages, lease buy-out payments, and reimbursements by tenants for common area expenses, operating expenses and Taxes and similar pass-through obligations paid by tenants, but excluding (i) security deposits received from tenants and interest accrued thereon for the benefit of the tenant until such deposits or interest are included in the taxable income of the Property Owner; (ii) advance rents (but not lease buy-out payments) until the month in which payments are to apply as rental income; (iii) reimbursements by tenants for work done for that particular tenant, (iv) proceeds from the sale or other disposition of all or any part of the Project, (v) insurance proceeds received by the Property Owner as a result of any insured loss (except proceeds from rent insurance or the excess of insurance proceeds for repairs over the actual costs of such repairs), (vi) condemnation proceeds not attributable to rent, (vii) capital contributions made by the Property Owner; (viii) proceeds from capital, financing and any other transactions not in the ordinary course of the operation of the Project, (ix) income derived from interest on investments or otherwise, (x) abatement of Taxes, awards arising out of takings by eminent domain, discounts and dividends on insurance policies, and (xi) rental concessions not paid by third parties. The Property Management Fee shall be payable monthly from the Operating Account or from other funds timely provided by the Property Owner. Upon termination of this Agreement, the parties will prorate the Property Management Fee on a daily basis to the effective date of such cancellation or termination. Upon a sale of the Project, the Property Manager shall receive additional compensation equal to the previous month’s Property Management Fee as compensation for work to be performed in connection with the sale or completion of managing matters relating to each tenant. The Property Management Fee will be paid monthly in arrears.

●        Construction Management Fee.   The Property Manager, or an affiliate, shall receive for its services in supervising any renovation or construction project in excess of $5,000 in or about the Project a construction management fee (the “Construction Management Fee”) equal to 5% of the cost of the amount (including related professional services and any supervisory onsite personnel) that is expended. The Construction Management Fee is generally not payable for routine maintenance expenditures. The Construction Management Fee will be paid within 30 days of the incurrence of the applicable Construction Management Fee. If Certis Construction, LLC is acting as the general contractor for any renovation or construction project, the Property Manager will not be paid the Construction Management Fee for such renovation or construction project.

EXHIBIT A

LEGAL DESCRIPTION

EXHIBIT B

BUDGET

EXHIBIT C

FORM LEASE